UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2015

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Gazit-Globe Ltd., or the Company, is pleased to report that it is considering the possibility of a public equity offering by issuance of ordinary shares of the Company on the Tel Aviv Stock Exchange Ltd., or the TASE, in accordance with an Israeli shelf offering report to be published pursuant to the Company’s Israeli shelf prospectus.

It should be noted that, as of the date of this report, there is no certainty that the aforesaid offering will in fact be pursued by the Company, and that nothing in the aforesaid should be deemed as constituting an indication or creating any commitment on the part of the Company to proceed with such an offering.

The consummation of the potential offering, including its size, is subject to the Company’s discretion and obtaining the approvals required by law, including, but not limited to, the approval of the TASE and the approval of the appropriate corporate bodies of the Company.

The potential offering of the ordinary shares will not be registered under the U.S. Securities Act of 1933, as amended, and will not take place in the United States absent registration or an applicable exemption from the registration requirements.

The ordinary shares will not be offered in any province or territory of Canada and will not be sold to residents of any province or territory of Canada other than in compliance with Canadian securities laws.

Norstar Holdings Inc., the Company’s controlling shareholder that holds 50.25% of the Company’s outstanding shares, has announced that it intends to participate in the institutional auction that will determine participation in the potential public offering and to place an order for shares constituting at least 50% of the size of the offering, subject to customary approvals.

Forward Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 28, 2015	By:	/s/ Gil Kotler
	Name:	Gil Kotler
	Title:	Senior Executive Vice President and Chief Financial Officer